UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                                SIMPLE TECH, INC.
                                (Name of Issuer)


                    Shares of Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                   82881L 105
                                 (CUSIP Number)

                                 Israel Basson
                        164 Bialik St., Tel Aviv, Israel
                          Telephone: +972 (50) 455-5138
                            Facsimile: (866) 3718253
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 25, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 82881L 105                                           Page 2 of 5 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Israel Basson
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Israeli
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,500,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,500,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,500,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39% of the issued and outstanding shares of common stock*
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
* Based on 6,380,800 shares of the Issuer's common stock outstanding as September 10, 2008

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 82881L 105                                           Page 3 of 5 Pages
--------------------                                           -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock $0.0001 par value, of Simple Tech, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located 50/8 Tel Chai St., Ashdod, Israel.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Israel Basson (the "Reporting Person").

(b) The business address of the Reporting Person is: 164 Bialik St., Tel Aviv, Israel.

(c) The present principal occupation of the Reporting Person is a chartered accountant and auditor in Israel, the owner and manager of an office with 20+ employees serving over 200 small and medium side companies.

(d) The reporting person is a citizen of Israel.

(e) During the last five years, the Reporting has not been convicted in a criminal proceeding.

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person purchased 2,500,000 shares of the Issuer's common stock from Mr. Moshe Danino, a former director and officer of the issuer, for the total consideration of US$215,000. pursuant to the terms of a share purchase agreement (a copy of which is attached as an exhibit hereto). The consideration for the acquisition was paid from the personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose or purposes of the acquisition of the shares by the Reporting Person was for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 6,380,800 issued and outstanding shares of common stock as of September 10, 2008. The Reporting Person owns 2,500,000 shares (representing 39%) of the issued and outstanding common stock of the Issuer.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 82881L 105                                           Page 4 of 5 Pages
--------------------                                           -----------------

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1 Share Purchase Agreement dated August 27, 2008 between Mr. Moshe Danino and the Reporting Person.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 82881L 105                                           Page 5 of 5 Pages
--------------------                                           -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2008

                                         /s/ Israel Basson
                                         ------------------------------
                                         Israel Basson


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).